FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 under
the Securities Exchange Act of 1934

For the month of May 2008

ICON plc
(Registrant’s name)

0-29714
(Commission file number)

South County Business Park, Leopardstown, Dublin 18, Ireland.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Yes X	No

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 N/A

Other Events.

The registrant hereby incorporates by reference the press release attached hereto as Exhibit 99.1 into this report.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	Press Release - ICON plc announces appointment of Professor Dermot Kelleher to the Board of Directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICON plc

May 29, 2008	/s/ Peter Gray
Date	Peter Gray
Chief Executive Officer